Filed Pursuant to Rule 424(b)(3) Registration No. 333-260976 Registration No. 333-264085

Prospectus Supplement No. 12
(to Prospectus dated December 29, 2021)
Prospectus Supplement No. 10
(to Prospectus dated April 15, 2022)

WeWork Inc.

760,765,488 Shares of Class A Common Stock
7,773,333 Warrants to Purchase Class A Common Stock

This prospectus supplement is a supplement to the information contained in the prospectus dated December 29, 2021, which forms a part of our Registration Statement on Form S-1 (File No. 333-260976) (as supplemented to date, the “2021 Prospectus”), and the prospectus dated April 15, 2022, which forms a part of our Registration Statement on Form S-1 (File No. 333-264085) (as supplemented to date, the “2022 Prospectus” and, together with the 2021 Prospectus, the “Prospectuses”). This prospectus supplement is not a new registration of securities but is being filed solely to update and supplement the information in the Prospectuses with the information contained in our Current Reports on Form 8-K, filed with the Securities and Exchange Commission on December 20, 2022 and January 4, 2023 (each, a “Current Report”). Accordingly, we have attached the Current Reports to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectuses and is not complete without, and may not be delivered or utilized except in combination with, the Prospectuses, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectuses and if there is any inconsistency between the information in the Prospectuses and this prospectus supplement, you should rely on the information in this prospectus supplement. The 2021 Prospectus, together with this prospectus supplement, relate to (1) the issuance by us of up to 117,438,299 shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), including the shares that may be issued upon exercise of warrants to purchase Class A Common Stock at an exercise price of $11.50 per share of Class A Common Stock, consisting of the public warrants and the private placement warrants (each as defined in the 2021 Prospectus); and (2) the offer and sale, from time to time, by the selling securityholders identified in the 2021 Prospectus or their permitted transferees, of up to 642,774,807 shares of Class A Common Stock (including shares underlying warrants). The 2022 Prospectus, together with this prospectus supplement, relate to the offer and sale, from time to time, by the selling securityholders identified in the 2022 Prospectus or their permitted transferees, of up to 552,382 shares of Class A Common Stock (including shares underlying warrants) and up to 7,773,333 private placement warrants.

Our Class A Common Stock and warrants are traded on the New York Stock Exchange (“NYSE”) under the symbols “WE” and “WE WS,” respectively. On January 4, 2023, the closing price of our Class A common stock was $1.77 per share, and the closing price of our warrants was $0.15 per share.

Investing in our securities involves risks. See “Risk Factors” in the Prospectuses and in any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if the Prospectuses or this prospectus supplement are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 5, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________
FORM 8-K
___________________________________
CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

December 20, 2022
Date of Report (date of earliest event reported)
___________________________________
WEWORK INC.
(Exact name of registrant as specified in its charter)
___________________________________

Delaware (State or other jurisdiction of incorporation or organization)	001-39419 (Commission File Number)	85-1144904 (I.R.S. Employer Identification Number)
75 Rockefeller Plaza, 10th Floor New York, NY 10019
(Address of principal executive offices and zip code)
(646) 389-3922
(Registrant's telephone number, including area code)
___________________________________
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	WE	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A common stock	WE WS	The New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company    ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 1.01    Entry into a Material Definitive Agreement.
On December 20, 2022, WeWork Companies LLC, a Delaware limited liability company (“WeWork”) and wholly owned subsidiary of WeWork Inc., a Delaware corporation (the “Company”), SoftBank Group Corp., a Japanese joint-stock company (“SBG” and in its capacity as obligor, the “SoftBank Obligor”), SoftBank Vision Fund II-2 L.P., a limited partnership established in Jersey (the “Partnership”), acting by its manager, SB Global Advisers Limited, a limited company incorporated under the laws of England and Wales (the “Manager” and the Partnership, acting via the Manager, the “SVF Obligor”), the senior tranche issuing creditors from time to time party thereto (collectively, the “Senior Tranche Issuing Creditors”), the senior tranche L/C participants from time to time party thereto (collectively, the “Senior Tranche L/C Participants”) and Goldman Sachs International Bank, as administrative agent for the Senior Tranche Issuing Creditors and Senior Tranche L/C Participants (in such capacity, the “Senior Tranche Administrative Agent”), entered into the Fifth Amendment (the “Fifth Amendment”) to the Credit Agreement, dated as of December 27, 2019 (as amended or otherwise modified from time to time prior to the date hereof, the “Existing Credit Agreement”), by and among WeWork, the SoftBank Obligor, the Senior Tranche L/C Participants, the Senior Tranche Issuing Creditors, the Senior Tranche Administrative Agent and the other parties thereto from time to time. The Fifth Amendment, among other things, (i) extends the termination date of the existing senior tranche letter of credit facility under the Existing Credit Agreement from February 9, 2024 to March 14, 2025, (ii) provides for SBG’s resignation as obligor with respect to the senior letter of credit tranche and the SVF Obligor’s assumption of all of SBG’s obligations with respect to the senior letter of credit tranche with certain collateral support required in respect of the SVF Obligor’s obligations thereunder, and (iii) retains SBG’s role as the SoftBank Obligor with respect to the junior letter of credit tranche thereunder. In addition, the Fifth Amendment amends the pricing applicable to the senior letter of credit facility such that unreimbursed letter of credit draws thereunder accrue interest at a margin of 6.00%, which may increase if certain conditions are not satisfied. On the effective date of the Fifth Amendment, aggregate commitments under the senior letter of credit tranche are reduced to approximately $1.1 billion, with a further reduction scheduled on February 10, 2023 to approximately $930 million, but the Fifth Amendment provides that the total senior letter of credit tranche commitments may be increased to an amount not to exceed $1,250,000,000 until February 10, 2023 and $1,050,000,000 thereafter with additional commitments at a later date. The Fifth Amendment also provides that if letter of credit reimbursements under the senior letter of credit tranche are made from the proceeds of certain SVF Obligor capital contributions, the commitments in respect of the senior letter of credit tranche will be reduced by a corresponding amount.
The foregoing summary of the Fifth Amendment does not purport to be complete and is qualified in its entirety by reference to the complete terms of the Fifth Amendment, which is filed as Exhibit 10.1 hereto and incorporated by reference in this Item 1.01.
Item 2.03    Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.
The information included in Item 1.01 of this Current Report is incorporated by reference into this Item 2.03.
Item 8.01    Other Events
In connection with the Fifth Amendment, on December 20, 2022, WeWork, the SoftBank Obligor, and the SVF Obligor entered into the Amended and Restated Reimbursement Agreement, dated as of December 20, 2022 (the “Amended and Restated Reimbursement Agreement”), which amends and restates that certain Reimbursement Agreement, dated as of February 10, 2020 (as amended prior to the Amended and Restated Reimbursement Agreement, the “Existing Reimbursement Agreement”), by and between WeWork and the SoftBank Obligor. The Amended and Restated Reimbursement Agreement, among other things, amends and restates the Existing Reimbursement Agreement to substitute the SVF Obligor for the Softbank Obligor with respect to the senior letter of credit reimbursement rights and obligations, retain the Softbank Obligor’s role with respect to the junior letter of credit reimbursement rights and obligations and adjusts WeWork’s reimbursement rights and obligations to each party accordingly. In addition, the Amended and Restated Reimbursement Agreement amends the fees payable by WeWork thereunder, such that no fees will be owed to the SVF Obligor in respect of the senior letter of credit issued through February 10, 2024 and thereafter fees will accrue at 7.045% of the face amount of letters of credit issued thereunder, compounding quarterly and payable at the earlier of March 14, 2025 and termination or acceleration of the senior letter of credit tranche. Under the Amended and Restated Reimbursement Agreement, reimbursed amounts owed by WeWork to the SoftBank Obligor and the SVF Obligor bear interest at a rate per annum equal to 4.20% from the date paid by the SoftBank Obligor or the SVF Obligor, as applicable, until paid in full by WeWork. WeWork is required to reimburse amounts paid under the Amended and Restated Reimbursement Agreement no later than the second business day following WeWork’s receipt of notice of the payment of such amount.

Item 9.01    Financial Statements and Exhibits
(d) Exhibits:

Exhibit Number	Description
10.1
Fifth Amendment to the Credit Agreement, dated as of December 20, 2022, by and among the SoftBank Obligor, the SVF Obligor, WeWork, the Manager, the Jersey General Partner, the Senior Tranche Issuing Creditors party thereto, the Senior Tranche L/C Participants party thereto and Goldman Sachs International Bank, as Senior Tranche Administrative Agent.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

WEWORK INC.

Date: December 20, 2022	By:	/s/ Jared DeMatteis
	Name:	Jared DeMatteis
	Title:	Chief Legal Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________________
FORM 8-K
___________________________________
CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

January 3, 2023
Date of Report (date of earliest event reported)
___________________________________
WEWORK INC.
(Exact name of registrant as specified in its charter)
___________________________________

Delaware (State or other jurisdiction of incorporation or organization)	001-39419 (Commission File Number)	85-1144904 (I.R.S. Employer Identification Number)
75 Rockefeller Plaza, 10th Floor New York, NY 10019
(Address of principal executive offices and zip code)
(646) 389-3922
(Registrant's telephone number, including area code)
___________________________________
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	WE	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A common stock	WE WS	The New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).
Emerging growth company    ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01    Entry into a Material Definitive Agreement.
Senior Secured Notes Indenture
Overview
On January 3, 2023, WeWork Companies LLC, a Delaware limited liability company (the “Issuer”) and wholly-owned subsidiary of WeWork Inc., a Delaware corporation (the "Company"), WW Co-Obligor Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer (the “Co-Obligor” and, together with the Issuer, the “Issuers”), the guarantors party thereto (collectively, the “Guarantors”) and U.S. Bank Trust Company, National Association, as trustee and collateral agent, entered into a Senior Secured Notes Indenture (the “Indenture”) pursuant to which the Issuers issued $250 million in aggregate principal amount of Senior Secured Notes due 2025 (the “Notes”) to SoftBank Vision Fund II-2 L.P., a limited partnership established in Jersey (“SVF II”) and affiliate of SoftBank Group Corp., a Japanese joint-stock company.
The Notes were sold to SVF II pursuant to the Amended and Restated Master Senior Secured Notes Note Purchase Agreement, dated as of October 20, 2021 (as amended, waived or otherwise modified from time to time, the “Secured NPA”), among the Issuers and SVF II.
The Notes and related Guarantees (as defined below) have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and were issued and sold in reliance on the exemption provided in Section 4(a)(2) of the Securities Act.
As of December 31, 2022, after giving effect to the issuance of the Notes, the Company expects its cash, commitments and access to liquidity to be approximately $1.35 billion, which is in line with management's expectations.
Interest, Security and Guarantees
Unless earlier redeemed or repurchased, the Notes will mature on March 15, 2025 and bear interest at a rate of (i) 7.50% per annum to, but excluding, February 15, 2024, payable semi-annually in cash in arrears, and (ii) 11.00% per annum from and after February 15, 2024 to, but excluding, the maturity date of the Notes, payable semi-annually in the form of PIK Interest (as defined, and in accordance with the terms set forth, in the Indenture).
The Notes are guaranteed (the “Guarantees”) fully and unconditionally, and jointly and severally, on a first lien senior secured basis by each of the Issuer’s wholly-owned restricted subsidiaries that guarantee the Issuer’s obligations under the senior letter of credit facility and junior letter of credit facility under the Credit Agreement, dated as of December 27, 2019 (as amended, waived or otherwise modified from time to time). The Notes and the related Guarantees are senior secured obligations of the Issuers and the Guarantors.
Redemption
The Issuer may redeem the Notes, in whole or in part, at any time at a price equal to 100% of the principal amount of the Notes redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. In addition, during the period from February 15, 2024 to, but excluding, the maturity date of the Notes, if the aggregate principal amount of Notes issued and outstanding, together with any PIK Interest that would accrue from the applicable date of determination to, but excluding, the maturity date of the Notes exceeds $500 million, the Issuer is required to repay, prepay, repurchase, redeem, legally defease or otherwise retire Notes at a price equal to 100% of such Notes in a sufficient aggregate principal amount such that the aggregate principal amount of Notes remaining outstanding following such redemption, together with such PIK Interest, does not exceed $500 million.
Change of Control
If a Change of Control (as defined in the Indenture) occurs, the Issuer is required to make an offer to purchase all of the Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the date of such purchase.
Covenants and Events of Default
The terms of the Indenture, among other things, limit the ability of the Issuer and its restricted subsidiaries to (i) incur or guarantee additional indebtedness; (ii) create or incur liens; (iii) declare or pay dividends, redeem stock or make certain distributions to stockholders; (iv) make certain investments; (v) consolidate with or merge with or into or wind up into, or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of the properties and assets of the Issuer and its restricted subsidiaries; (vi) enter into certain transactions with affiliates; (vii) sell or transfer certain assets; (viii) voluntarily prepay, repurchase, redeem or otherwise defease certain unsecured indebtedness; and (ix) agree to certain restrictions on the ability of restricted subsidiaries to make certain payments to the Issuer and other restricted subsidiaries. These covenants are subject to a number of important conditions, qualifications, limitations and exceptions that are described in the Indenture.
The Indenture provides for customary events of default (subject in certain cases to grace and cure periods), including with respect to payment defaults, failure to pay certain judgments and certain events of bankruptcy and insolvency. These events of default are subject to a number of important conditions, qualifications, limitations and exceptions that are described in the Indenture.
The foregoing summary of the Indenture does not purport to be complete and is qualified in its entirety by reference to the complete terms of the Indenture, which is filed as Exhibit 4.1 hereto, and the form of Notes, which is filed as Exhibit 4.2 hereto, each of which is incorporated by reference into this Item 1.01.
Item 2.03    Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.
The information included in Item 1.01 of this Current Report is incorporated by reference into this Item 2.03.
Item 9.01    Financial Statements and Exhibits
(d) Exhibits:

Exhibit Number	Description
4.1
Senior Secured Notes Indenture, dated as of January 3, 2023, by and among WeWork Companies LLC, WW Co-Obligor Inc., the guarantors party thereto and U.S. Bank Trust Company, National Association, as trustee and collateral agent.

4.2	Form of Senior Secured Notes due 2025 (included as Exhibit A to Exhibit 4.1).
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).
Cautionary Note Regarding Forward-Looking Statements
This Current Report on Form 8-K discusses management's current intentions and expectations for the future, including with respect to the Company's expected cash, commitments and access to liquidity, which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Actual results may differ due to various factors, including those discussed in the Company's latest Annual Report on Form 10-K and subsequent filings with the Securities and Exchange Commission, and additional procedures the Company will undertake to finalize its results as of and for December 31, 2022 that could result in changes to the Company's estimates described herein. For additional information, please see the Company's filings with the Securities and Exchange Commission. Investors should not place undue reliance on forward-looking statements, which speak only as of the date of this Current Report on Form 8-K. Except as is required by law, the Company expressly disclaims any obligation to publicly release any revisions to forward-looking statements to reflect events after the date of this Current Report on Form 8-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

WEWORK INC.

Date: January 4, 2023	By:	/s/ Andre Fernandez
	Name:	Andre Fernandez
	Title:	Chief Financial Officer & Treasurer